UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No ☒

TABLE OF CONTENTS

I.	EDP Release – April 18, 2006: Board of Directors’ Deliberations

II.	EDP Release – May 3, 2006: Naturgas Acquires Full Control of Bilbogas

Lisbon, April 18th 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	BOARD OF DIRECTORS’ DELIBERATIONS

According to article 249 of the Portuguese Securities Code and paragraph f), g) and h) of article 3 of the Portuguese Securities Market Commission’s Regulation no. 4/2004, EDP – Energias de Portugal, S.A. (“EDP”) hereby informs that the Board of Directors, on the meeting held on April 7th, has decided the following:

1.      Regarding the Executive Committee

According to article 19 of EDP’s By-Laws the Board of Directors has decided to delegate the management of the company’s current affairs in an Executive Committee composed as follows:

•      António Luís Guerra Nunes Mexia (Chairman)

•      Ana Maria Machado Fernandes

•      António Fernando Melo Martins da Costa

•      António Manuel Barreto Pita de Abreu

•      João Manuel Manso Neto

•      Jorge Manuel Pragana da Cruz Morais

•      Nuno Maria Pestana de Almeida Alves

2.      Regarding the Audit Committee

The Board of Directors has also decided to appoint an Audit Committee composed by the following non-executive directors:

•      António de Almeida (Chairman)

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A        Listed Company        Head Office: Praça Marquês de Pombal,12        1250-162 Lisboa

Portugal Share Capital € 3 656 537 715        Registered with the Commercial Registry Office of Lisbon under no. 1805

Company Tax Number 500 697 256

•	Carlos Jorge Ramalho dos Santos Ferreira

•	Eduardo de Almeida Catroga

3.	Regarding the Company’s Secretary

According to paragraph 1 and 2 of article 446 of the Portuguese Companies Code, the Boards of Directors also appointed the Company Secretary and its alternate:

•	Maria Teresa Isabel Pereira (Company Secretary)

•	Maria Virgínia Bastos dos Santos (Alternate)

4.	Regarding EDP’s Market Relations and CMVM’s Representative

According to paragraph 6 of article 205 of the Portuguese Securities Code, the Board of Directors also deliberated to appoint as the company’s representative to market relations and to Portuguese Securities Market Commission relations the following director:

•	Nuno Maria Pestana de Almeida Alves

EDP – Energias de Portugal, S.A.

Lisbon, May 03rd 2006

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	NATURGAS ACQUIRES FULL CONTROL OF BILBOGAS

Naturgas Energía Grupo, S.A. (“Naturgas”) – EDP Group’s company for gas transport, distribution and supply in Spain – obtained today the control of 100% of the gas distribution company Bilbogas, S.A. (“Bilbogas”), following regulatory approval of the agreement signed with the Municipality of Bilbao, regarding the acquisition of the remaining 50% of Bilbogas’ share capital. This transaction amounted to 35 million euros.

This agreement represents another important step towards the consolidation of Naturgas as an integrated energy operator and market leader in the Basque Country’s gas market. During the last months, Naturgas also concluded negotiations with local municipalities to acquire the remaining 45% in the share capital of two other gas distribution companies in the Basque Country: Gas Hernani and Gas Pasaia. The agreed value for both of these transactions amounted to approximately 1 million euros.

In 2005, Bilbogas, Gas Hernani and Gas Pasaia, distributed 702 GWh, 33 GWh and 17 GWh, respectively, and received regulated revenues in the amounts of 11 million euros, 1 million euro and 1 million euro, respectively.

Naturgas is the second gas operator in the Spanish market with a 12% market share in the gas distribution activity. Regarding the gas supply activity in the liberalised market, Naturgas is the fifth operator in the Spanish market, with a 6.4% market share. In the Basque Country, Naturgas is leader in both activities, and also the second largest electricity supplier in that region.

EDP – Energias de Portugal, S.A.

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt Website: www.edp.pt

EDP – Energias de Portugal, S.A.        Listed Company        Head Office: Praça Marquês de Pombal, 12        1250-162 Lisboa

Portugal Share Capital € 3 656 537 715        Registered with the Commercial Registry Office of Lisbon under no. 1805

Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: António Luís Guerra Nunes Mexia Title: Chief Executive Officer